                                                Filed Pursuant to Rule 424(b)(2)
                                                              File No. 333-62861

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 15, 1998)

                                 $1,000,000,000
[ASSOCIATES LOGO]

                 FLOATING RATE SENIOR NOTES DUE MARCH 20, 2000

                            ------------------------

     Interest on the Floating Rate Senior Notes due March 20, 2000 (the "Notes") will be payable on the twentieth day of each month (each an "Interest Payment Date"), commencing on April 20, 1999. If any Interest Payment Date would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next day that is a Business Day. The rate of interest on the Notes will be reset monthly, and the rate of interest in effect for each Interest Period will be the One-Month LIBOR Rate minus 0.12%. The Notes are not redeemable at any time prior to maturity.

     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved these securities or determined if this prospectus supplement or prospectus to which it relates is truthful and complete. Any representation to the contrary is a criminal offense.

     The Underwriter has agreed to purchase the Notes from the Company at 99.996% of their principal amount ($999,960,000 total proceeds to the Company, before deducting expenses payable by the Company estimated at $600,000), subject to the terms and conditions in the Underwriting Agreement.

     The Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. For information about underwriting discounts or commissions, see "Underwriting."

                            ------------------------

     The Notes will be ready for delivery in book-entry form only, through the facilities of The Depository Trust Company on or about March 19, 1999, against payment in immediately available funds.

                            ------------------------

                              MERRILL LYNCH & CO.

                            ------------------------

           The date of this prospectus supplement is March 16, 1999.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, available as described under "Available Information" in the accompanying Prospectus, and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                   FOR THE YEAR ENDED DECEMBER 31
                                                        ----------------------------------------------------
                                                          1994       1995       1996       1997       1998
                                                        --------   --------   --------   --------   --------
                                                                           (IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges.....................................  $3,866.7   $4,805.3   $5,580.3   $6,428.5   $5,841.5
  Insurance premiums..................................     293.5      325.1      354.8      370.1      383.9
  Investment and other income.........................     227.7      254.0      286.3      352.5      873.9
                                                        --------   --------   --------   --------   --------
                                                         4,387.9    5,384.4    6,221.4    7,151.1    7,099.3
Expenses --
  Interest expense....................................   1,509.7    1,979.8    2,206.7    2,543.9    2,842.2
  Operating expenses..................................   1,191.6    1,417.8    1,603.3    1,842.5    1,660.7
  Provision for losses on finance receivables.........     569.9      729.7      963.4    1,195.6      949.4
  Insurance benefits paid or provided.................     144.1      135.7      142.9      142.1      144.0
                                                        --------   --------   --------   --------   --------
                                                         3,415.3    4,263.0    4,916.3    5,724.1    5,596.3
                                                        --------   --------   --------   --------   --------
Earnings Before Provision for Income Taxes............     972.6    1,121.4    1,305.1    1,427.0    1,503.0
Provision for Income Taxes............................     369.1      413.3      482.0      524.5      551.0
                                                        --------   --------   --------   --------   --------
Net Earnings..........................................  $  603.5   $  708.1   $  823.1   $  902.5   $  952.0
                                                        ========   ========   ========   ========   ========
Ratio of Earnings to Fixed Charges(a).................      1.64       1.56       1.59       1.56       1.53
                                                             ---        ---        ---        ---        ---
                                                             ---        ---        ---        ---        ---

---------------

(a) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31   DECEMBER 31
                                                                 1997          1998
                                                              -----------   -----------
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $   294.8     $ 2,619.7
  Investments in Debt and Equity Securities
     Bonds and Notes........................................     1,022.5       1,845.1
     Stocks.................................................       131.0          20.8
                                                               ---------     ---------
          Total Investments in Debt and Equity Securities...     1,153.5       1,865.9
                                                               ---------     ---------
  Finance Receivables, net of unearned finance income.......    47,854.5      46,038.5
  Allowance for Losses on Finance Receivables...............    (1,661.9)     (1,378.9)
  Insurance Policy and Claims Reserves......................      (762.4)       (763.8)
  Other Assets..............................................     3,652.6       8,195.9
                                                               ---------     ---------
          Total Assets......................................   $50,531.1     $56,577.3
                                                               =========     =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $17,184.5     $15,357.2
     Bank loans.............................................     1,202.1       1,070.7
  Long-Term Debt, unsecured due within one year
     Senior.................................................     4,190.5       6,547.9
     Subordinated...........................................          --            --
     Capital................................................         0.1           0.1
  Accounts Payable and Accruals.............................       960.4       1,187.7
  Long-Term Debt, unsecured
     Senior.................................................    20,519.5      25,232.3
     Subordinated...........................................       425.0         425.0
     Capital................................................         0.3           0.2
                                                               ---------     ---------
          Total Long-Term Debt..............................    20,944.8      25,657.5
  Stockholders' Equity......................................     6,048.7       6,756.2
                                                               ---------     ---------
          Total Liabilities and Stockholders' Equity........   $50,531.1     $56,577.3
                                                               =========     =========

                            DESCRIPTION OF THE NOTES

     The following description of the specific terms of the Notes (referred to in the attached Prospectus as "Debt Securities") supplements the more general description of the Debt Securities contained in the Prospectus. If there are any inconsistencies between the information in this section and the information in the Prospectus, the information in this section controls. Investors should read this section together with the section called "Description of Debt Securities" in the Prospectus. Any capitalized terms that are defined in the Prospectus have the same meanings in this section unless a different definition appears in this section. The Company qualifies the description of the Notes by reference to the Indenture.

GENERAL

     The Notes:

     - will be senior debt of the Company;

     - will be issued under the Indenture between the Company and the Trustee, The Chase Manhattan Bank ("Chase"), dated as of November 1, 1995;

     - will be limited in aggregate principal amount to $1,000,000,000;

     - will mature and become due and payable, at 100% of their principal amount together with any accrued and unpaid interest, on March 20, 2000; and

     - will not be redeemable by the Company prior to maturity.

INTEREST

     The rate of interest for each Interest Period (as defined below) is the One-Month LIBOR Rate minus 0.12%. Such rate of interest shall be determined for each Interest Period on the second London and New York Banking Day (as defined in the ISDA Definitions, which is defined below) preceding the relevant Reset Date (as defined below). The "One-Month LIBOR Rate" for an Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the LIBOR Calculation Agent (as defined below) under an interest rate swap transaction if the LIBOR Calculation Agent were acting as Calculation Agent (as defined in the ISDA Definitions) for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

          (i) the Floating Rate Option (as defined in the ISDA Definitions) is USD-LIBOR-BBA;

          (ii) the Designated Maturity (as defined in the ISDA Definitions) is one month; and

          (iii) the Reset Date (as defined in the ISDA Definitions) is the first day of that Interest Period.

     Interest on the Notes will be paid to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding any Interest Payment Date; provided, however, that interest payable at maturity will be payable to the persons to whom the principal of such Notes shall be payable.

     Interest payments for the Notes shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to, but excluding, the Interest Payment Date or maturity, as the case may be. Interest is computed by dividing the actual number of days in the Interest Period by 360.

     "Business Day" means any day that is not a Saturday or Sunday, and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

     "Interest Period" means (i) the period from and including March 19, 1999, to but excluding the first Interest Payment Date, and (ii) each successive period from and including an Interest Payment Date, to but excluding the next Interest Payment Date or at maturity, as the case may be.

     "ISDA Definitions" means the 1991 ISDA Definitions, as amended and updated as of the date hereof, published by the International Swaps and Derivatives Association, Inc.

     "USD-LIBOR-BBA" means that the rate for a Reset Date will be the rate for deposits in U.S. Dollars for a period of the Designated Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two London and New York Banking Days preceding that Reset Date. If such rate does not appear on the Telerate Page 3750, the rate for that Reset Date will be determined as if the parties had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option. "USD-LIBOR-Reference Banks" means that the rate for a Reset Date will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by the Reference Banks (as defined in the ISDA Definitions) at approximately 11:00 a.m., London time, on the day that is two London and New York Banking Days preceding that Reset Date to prime banks in the London interbank market for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount (as defined in the ISDA Definitions). The LIBOR Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the LIBOR Calculation Agent, at approximately 11:00 a.m., New York City time, on that Reset Date for loans in U.S. Dollars to leading European banks for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount.

     Pursuant to the Notes, Chase shall be the initial "LIBOR Calculation Agent" with respect to the Notes. The LIBOR Calculation Agent will notify the Company and the Trustee of each determination of the interest rate applicable to the Notes promptly after such determination is made. The Trustee will, upon the request of the holder of any Note, provide the interest rate then in effect and, if different, the interest rate which will become effective as a result of the determination made with respect to the most recent Reset Date with respect to such Note. The Trustee will not be responsible for determining the interest rate applicable to any Note.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those

Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CONCERNING THE TRUSTEE

     Chase is the trustee for various other series of debt securities which the Company has issued under the Indenture. Additionally, Chase is the trustee for other debt securities which the Company issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank. The Company also uses Chase for other banking services in the normal course of its business.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated March 16, 1999, the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase, the entire principal amount of the Notes.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the Notes if any are purchased.

     The Underwriter has advised the Company that it proposes to offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom they may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

     The Company has been advised by the Underwriter that it currently intends to make a market in the Notes, but is not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of any trading market for the Notes.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter is offering the Notes subject to prior sale and its acceptance of the Notes from the Company. The Underwriter reserves the right to reject any order in whole or in part.

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                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                          PAGE
Summary Financial Information...........  S-2
Description of the Notes................  S-4
Underwriting............................  S-7
                  PROSPECTUS
Available Information...................    2
Documents Incorporated by Reference.....    2
The Company.............................    3
Application of Proceeds.................    3
Description of Debt Securities..........    4
Description of Warrants.................    8
Plan of Distribution....................    9
Legal Opinions..........................   10
Experts.................................   10

                             ---------------------

                                 $1,000,000,000

                    [ASSOCIATES CORP. OF NORTH AMERICA LOGO]

                         FLOATING RATE SENIOR NOTES DUE
                                 MARCH 20, 2000

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                              MERRILL LYNCH & CO.

                                 MARCH 16, 1999

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